April 3, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Killoy
Office of Mergers & Acquisitions

Re: IDW Media Holdings, Inc.

Schedule 13D filed by Howard S. Jonas

Filed February 28, 2023

File No. 005-85016

Dear Mr. Killoy:

I am writing to respond to the comments raised in your letter dated March 21, 2023. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold).

Schedule 13D filed February 28, 2023

General

1.	We note the date of the event reported as requiring the filing of the Schedule 13D was July 1, 2021. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the July 1, 2021 event date, the Schedule 13D submitted on February 28, 2023 was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

Response:

I acknowledge that the Schedule 13D was not timely filed at the time of the registration of the Class B Common Stock of IDW Media Holdings, Inc. (the “Issuer”) under the Securities Exchange Act of 1934 (the “1934 Act”). I note, however, that my ownership position (including the information responsive to comment no. 2 below) was reported under Section 16 of the 1934 Act and in the Proxy Statements filed by the Issuer in connection with its annual meetings of stockholders.

2.	We note Item 5 disclosure states the amount of beneficial ownership is based on Class B common stock and Class C common stock outstanding as of January 17, 2023. Please advise us, with a view towards revised disclosure, how the amount of beneficial ownership disclosed in Row 13 of the cover page was calculated.

Response:

The percent of Class B Common Stock, as reflected in Row 13 on the cover page of the Schedule 13D filed on February 28, 2023, was calculated based on 13,582,431 shares of Class B Common Stock (excluding treasury shares) issued and outstanding as of January 17, 2023. The security that is registered under the 1934 Act is Class B Common Stock of the Issuer. Included in my beneficial ownership of Class B Common Stock are 187,579 shares of Class B Common Stock that are issuable upon the exercise of Warrants beneficially owned by me that are currently exercisable.

Securities and Exchange Commission

April 3, 2023

The shares underlying the Warrants were properly added to the number of shares of Class B Common Stock deemed outstanding. As Is beneficially own 3,667,513 shares of Class B Common Stock and the total number of shares of Class B Common Stock deemed outstanding for purposes of the filing is 13,77,060 (13,582,481 issued and outstanding plus 187,579 issuable on exercise of the Warrant), my beneficial ownership represents approximately 26.6% of the issued and outstanding shares of the Company’s outstanding shares of Class B Common Stock.

I will file an amended Schedule 13D to reflect the approximate percentage of beneficial ownership of Class B Common Stock, as described above.

Item 3. Source and Amount of Funds or Other Consideration, page 3

3.	We note the response provided incorporates by reference the narrative disclosure provided in reply to Item 4 of Schedule 13D. Advise us, with a view toward revised disclosure, why the information provided in Item 4 satisfies the disclosure standards set forth in Item 3. We note in particular that the source and the amount of funds or other consideration used or to be used in making any purchases should be disclosed as well as any information regarding prior acquisitions not previously reported.

Response:

As noted above, my requirement to file the Schedule 13D was triggered upon the registration of the Class B Common Stock of the Issuer under the 1934 Act. The shares of Class B Common Stock beneficially owned by me, both directly and indirectly, at that time were acquired through a combination of several events and transactions, including: the issuance of shares of the Issuer in connection with the spin-off of the Issuer from IDT Corporation in 2009, purchases by me in private placements of Class B Common Stock by the Issuer, the conversion of loans to the Issuer that were provided by me and related parties into shares of Class B Common Stock, payment of interest on loans that were provided to the Issuer by me and related parties, and the issuance of equity in connection with my employment with the Issuer. The source of funds for the aforementioned purchases and loans were from my personal funds.

Separately, on August 6, 2021, the HSJ 2020 IDT Annuity Trust purchased 640,000 shares of Class B Common Stock, as part of an underwritten public offering by the Issuer of 2,875,000 shares of Class B Common Stock, at a public offering price of $3.60 per share. These shares were purchased by the HSJ 2020 IDT Annuity Trust using funds loaned from other trusts for the benefit of Mr. Jonas’ children.

I will file an amended Schedule 13D to reflect the additional information in Item 3, as described above.

I acknowledge that I am responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the Staff.

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Sincerely,

/s/ Howard S. Jonas
Howard S. Jonas

cc: Nicholas Panos